Exhibit 99.1

Richmont Adopts New Shareholder Rights Plan To Replace Existing Shareholders Rights Plan

TSX - NYSE: RIC

TORONTO, March 30, 2017 /CNW/ - Richmont Mines Inc. (TSX - NYSE: RIC) ("Richmont" or the "Corporation"), today announced that it has entered into a new shareholders rights plan agreement (the "New Rights Plan"). The New Rights Plan was adopted in connection with the amendments to Canadian securities laws governing the take-over bid regime that came into effect on May 9, 2016, and was not adopted in response to any proposal to acquire control of Richmont. Richmont's existing shareholder rights plan will remain in place until the conclusion of Richmont's upcoming meeting of shareholders to be held on May 4, 2017 (the "Meeting"), after which it, and the rights issued under it, will terminate. Shareholders will be asked to approve and ratify the New Rights Plan at the Meeting. If the New Rights Plan is not approved and ratified at the Meeting, it, and the rights issued under it, will terminate at the conclusion of the Meeting.

At the close of business on May 3, 2017 (the day before the Meeting), one right will be issued and attached to each common share of the Corporation outstanding at such time. The rights will automatically attach to the common shares and no further action will be required by shareholders. A right will also automatically attach to each common share of the Corporation issued thereafter.

Subject to the terms of the New Rights Plan and to certain exceptions provided therein, the rights will become exercisable in the event that any person, together with joint actors, acquires or announces its intention to acquire 20% or more of the Corporation's outstanding common shares without complying with the "Permitted Bid" provisions of the New Rights Plan or in circumstances where the application of the New Rights Plan is waived in accordance with its terms. The "Permitted Bid" provisions prevent the dilutive effects of the New Rights Plan from operating if a take-over bid is made to all holders of common shares of the Corporation (other than the offeror) by way of a take-over bid circular that remains open for acceptance for a minimum of 105 days, subject to certain exceptions, and satisfies certain other conditions. In circumstances where a take-over bid does not comply with the requirements of the New Rights Plan or where the application of the New Rights Plan is not waived in accordance with its terms, the rights holders (other than the acquiring person and joint actors) will be entitled to purchase additional common shares of the Corporation at a significant discount to the market price.

The Toronto Stock Exchange has accepted notice of the New Rights Plan for filing subject to, among other things, it being approved and ratified by shareholders at the Meeting.

The description of the New Rights Plan in this news release is qualified in its entirety by the full text of the New Rights Plan, which will be made available under our profile on SEDAR at www.sedar.com.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", "objective" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include, without limitation, changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations and mine development that could affect revenue and production costs and future production. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

SOURCE Richmont Mines

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/30/c3423.html

%CIK: 0001023996

For further information: Renaud Adams, President and CEO Phone: 416 368-0291 ext. 101; Anne Day, Senior Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 17:00e 30-MAR-17